EXHIBIT 99(a)(10)

         Press release jointly issued by Purchaser, Parent and the Company on November 24, 1999.


                               JOINT PRESS RELEASE
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                                                  CONTACT:
                                                  For Ferrofluidics Corporation
                                                  William B. Ford, Chief Financial Officer
                                                  Phone: (603) 883-9800   Fax:  (603) 883-1213

                                                  For Ferrotec Corporation
                                                  Wakaki Hiroo, Assistant General Manager
                                                  President Office
                                                  Phone 81-3-3845-1027  Fax 81-3-3845-1019
                                                  or
                                                  Richard R. Cesati II, President
                                                  Ferrotec Acquisition, Inc.
                                                  Phone: (603) 626-0700  Fax (603) 626-0777
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              FERROTEC ANNOUNCES RESULTS OF SUCCESSFUL TENDER OFFER

                            TO ACQUIRE FERROFLUIDICS

Nashua, New Hampshire and Tokyo, Japan--November 24, 1999--Ferrotec Corporation (JASDAQ: 6890) and Ferrofluidics Corporation (NASDAQ: FERO) announced today that Ferrotec Acquisition, Inc., Ferrotec's wholly owned subsidiary, succeeded in obtaining approximately 89% of the total outstanding shares of Ferrofluidics common stock as of the expiration of its cash tender offer for all outstanding shares of Ferrofluidics common stock. The tender offer expired as scheduled at 12:00 midnight, New York City time, on Tuesday, November 23, 1999. Ferrotec Acquisition has accepted for payment all shares validly tendered (including shares subject to guaranteed delivery procedures) in the tender offer. The total number of shares tendered was 4,958,626 including 55,660 shares tendered pursuant to guaranteed delivery procedures.

Ferrotec expects Ferrofluidics to call a special meeting of shareholders to approve the merger of Ferrotec Acquisition into Ferrofluidics. Given Ferrotec's ownership of 89% of the outstanding shares of Ferrofluidics common stock following the tender offer, Ferrotec has sufficient votes to ensure that the merger is approved at such meeting.

Ferrotec, which was founded in 1980, manufactures and markets ferrofluids, components and products based on ferrofluid technology for the electronic industry, and thermoelectric modules. Two major products based on ferrofluid technology are computer seals utilized in hard disk drives and vacuum seals for the semiconductor industry. The thermo-modules are small wafer like heat pumps, which change temperature when charged with electricity. As the thermo-modules are easily controlled at a precise temperature, currently their main applications are in semiconductor components, while multi-industrial applications are yet to be introduced. Ferrotec is headquartered in Tokyo, Japan, and has various manufacturing facilities in Japan and the People's Republic of China.

Ferrofluidics Corporation is a manufacturer of Ferrofluidic(R) rotary seals, ferrofluids and ferrofluid-based products for a variety of applications. These products combine proprietary Ferrofluidic(R) technology with innovative engineering to commercialize applications primarily for original equipment manufacturers, enabling these customers' products to operate more effectively and efficiently. Ferrofluidics is an international company serving worldwide markets. The Company is headquartered in Nashua, New Hampshire, where it manufactures all its ferrofluids and Ferrofluidic(R) products. It has established sales and technical support facilities at its headquarters in the United States, as well as in Germany and the United Kingdom.